Exhibit 99.1

Mobileye N.V.
Har Hotzvim, 13 Hartom Street

P.O. Box 45157

Jerusalem 9777513

ISRAEL

NOTICE OF AND AGENDA FOR ANNUAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON DECEMBER 12, 2014

To the Shareholders of Mobileye N.V.

You are hereby notified that the 2014 annual general meeting of shareholders (the “Annual General Meeting”) of Mobileye N.V. (the “Company”) will be held at the offices of Van Campen Liem, J.J. Viottastraat 52, 1071 JT Amsterdam, The Netherlands, at 1:00 P.M., Amsterdam time, on December 12, 2014, for the following purposes:

1.	To discuss the annual report (jaarverslag) for the year 2013 included as part of the Dutch statutory accounts of the Company prepared in accordance with International Financial Reporting Standards for the year ended December 31, 2013 (the “2013 Accounts”) and to adopt the 2013 Accounts, in accordance with the drafts of the 2013 Accounts prepared by the Company and signed by all of the members of the Board of Directors of the Company; to take note of the auditors’ report prepared in connection with the 2013 Accounts; and to approve the addition of the Company’s net income for the financial year ended December 31, 2013, as set forth in the 2013 Accounts, to the Company’s retained earnings reserve. Copies of the 2013 Accounts and the related auditors report are available for inspection by shareholders free of charge at the Company’s address as set forth above and will also be emailed to shareholders free of charge, upon request to the Company’s Investor Relations Department at Investors@mobileye.com.

2.	To grant Vivian Rinat, the sole managing director of the Company during the year 2013, discharge from liability in accordance with Dutch law (to the extent such discharge has not previously been granted) for her management of the Company during the year ended December 31, 2013.

3.	To grant discharge from liability in accordance with Dutch law (to the extent such discharge has not previously been granted) to all of the former members of the Supervisory Board of the Company for their supervision of the management of the Company during the year ended December 31, 2013.

4.	To amend the Articles of Association of the Company in accordance with the draft deed of amendment prepared by Van Campen & Partners N.V. (the “Deed of Amendment”) and to authorize each lawyer, each notary and each candidate notary of Van Campen & Partners N.V., jointly as well as severally, to have executed and to sign the Deed of Amendment. A copy of the draft Deed of Amendment is attached as an Annex to the Shareholders Circular attached to this Notice of and Agenda for the Annual General Meeting and is also available for inspection by shareholders free of charge at the address above. As more fully explained in the attached Shareholders Circular, the purpose of the proposed amendment to the Company’s Articles of Association is to change the minimum shareholders vote required for approval of certain acquisitions by the Company of, or

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investments by the Company in, other companies, if such transactions are required to be approved by the Company’s shareholders under Dutch law.

5.	As required by the Dutch Corporate Governance Code, to discuss the Company’s dividend policy. This is a discussion item and shareholders will not vote on this item.

Important information concerning procedures for attendance and voting at the Annual General Meeting, the record date for the Annual General Meeting and other relevant matters relating to the Annual General Meeting are contained in the Shareholders Circular relating to the Annual General Meeting, a copy of which is attached as Annex A to this Notice of and Agenda for the Annual General Meeting. The contents of the Shareholders Circular are incorporated by reference into this Notice of Meeting and Agenda.

You are urged to read the attached Shareholders Circular carefully and to follow the procedures set forth therein for casting your vote at the Annual General Meeting.

November 17, 2014	By order of the Board of Directors:

Peter S. Neustadter
Presiding Director of the Board of Directors

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ANNEX A

SHAREHOLDERS CIRCULAR

Mobileye N.V.

(“Mobileye” or the “Company”)

Shareholders Circular relating to the 2014 Annual General Meeting of
Shareholders

To be held on December 12, 2014, Amsterdam, The Netherlands

November 17, 2014

Explanation to the Shareholders of the Company in respect of the Agenda for the 2014 Annual General Meeting of Shareholders to be held on December 12, 2014.

To the Shareholders:

This Shareholders Circular contains information concerning the items on the agenda for the 2014 Annual General Meeting of Shareholders (the “AGM” or the “Annual General Meeting”) to be held on December 12, 2014 at 1:00 P.M., Amsterdam time, at the offices of Van Campen Liem, J.J. Viottastraat 52, 1071 JT Amsterdam, The Netherlands. This Shareholders Circular is first being made available on or about November 17, 2014 to holders of the Company’s registered shares.

We are considered a foreign private issuer under the United States federal securities laws, and as such are not subject to those provisions of United States federal securities laws, and of the rules and regulations of the United States Securities and Exchange Commission, relating to the holding of shareholder meetings, including the form and contents of proxy statements and proxy cards. This Shareholders Circular therefore does not contain all the disclosures typically found in a proxy statement prepared in accordance with United States federal securities laws.

Vote Required to Approve the Items on the Agenda for the AGM

Items 1-3 on the Agenda for the AGM must be approved by a majority of the votes cast at the AGM in respect of each such item. The resolution for amendment of the Company’s Articles of Association contained at Item 4 of the Agenda must be approved by two-thirds of the votes cast at

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the Annual General Meeting, provided that the votes cast in favour of this resolution also represent more than 50% of all of our issued and outstanding shares.

Procedures for Voting and Attendance at the AGM

The Company urges you to promptly cast your vote at the AGM by completing, signing, dating and returning the enclosed proxy for use at the Annual General Meeting in accordance with the instructions below.

Only holders of record of our registered ordinary shares, par value EUR 0.01 per share (“ordinary shares” or “shares”), outstanding at the close of business in New York on November 14, 2014 (the “Record Date”), are entitled to attend and vote at the Annual General Meeting.

Each shareholder is entitled to one vote per share for each of our ordinary shares held of record by such shareholder as of the Record Date, on each matter submitted to a vote at the Annual General Meeting. All shares represented by proxies duly executed and received by 11:59 P.M., United States Eastern Standard Time on December 10, 2014 (the “Voter Deadline”) will be voted at the Annual General Meeting in accordance with the terms of the proxies. If no choice is indicated on the proxy, the proxyholders will vote in favour of all proposals described in this Shareholders Circular. If any other business is properly brought before the Annual General Meeting under our Articles of Association or Dutch law, the proxies will be voted in accordance with the best judgment of the proxyholders. In general, only those items appearing on the notice and agenda for the Annual General Meeting can be voted on at the AGM.

A shareholder may revoke a proxy by submitting a document revoking it prior to the Voter Deadline, by submitting a duly executed proxy bearing a later date prior to the Voter Deadline or by attending the Annual General Meeting and voting in person.

If you hold your shares through a bank, brokerage firm or other agent and do not give instructions to your bank, brokerage firm or other agent as to how your shares should be voted at the Annual General Meeting, the shares that you hold through a bank, brokerage firm or other agent will not be voted at the Annual General Meeting. We therefore urge all shareholders who hold their shares through a bank, brokerage firm or other agent to promptly vote their shares in accordance with the instructions provided by their bank, brokerage firm or other agent.

You may cast your vote at the AGM by marking, signing and dating your proxy card and returning it in the envelope we have provided or returning it in another envelope, postage prepaid, to American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219-9821 U.S.A. Proxy cards that are mailed must be received by American Stock Transfer & Trust Company, LLC at the above address by no later than the Voter Deadline. No postage is required for mailing of the enclosed envelope in the United States.

We will bear the cost of soliciting proxies in relation to the matters to be voted on at the Annual General Meeting. Some of our directors, executive officers and employees may solicit proxies in person or by mail, telephone, fax or email, but will not receive any additional compensation for these services. We may reimburse brokers and others for their reasonable expenses in forwarding proxy solicitation material to the beneficial owners of our shares. We may retain a proxy solicitation firm to assist in the solicitation of proxies for the Annual General Meeting.

Shareholders must prior to 11:59 P.M. United States Eastern Standard Time on December 10, 2014 give notice in writing to the Company (by email to the following address:

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AGM2014@mobileye.com or by other written notice to the Company at its address in Jerusalem, Israel, Attention: General Counsel, which is received by 11:59 P.M. United States Eastern Standard Time on December 10, 2014) of their intention to attend the Annual General Meeting in person. Admittance of shareholders and acceptance of written voting proxies shall be governed by Dutch law.

EXPLANATION OF ITEM 1 OF THE AGENDA FOR THE 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS (ADOPTION OF DUTCH STATUTORY ACCOUNTS FOR THE YEAR 2013)

The Company prepares its financial statements filed with the United States Securities and Exchange Commission in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

In addition, under Dutch law the Company is required to prepare its official Dutch statutory accounts in accordance with either International Financial Reporting Standards (“IFRS”) or Netherlands generally accepted accounting principles and to submit such reports to the general meeting of shareholders for adoption by the general meeting of shareholders. The Company has elected to prepare its Dutch statutory accounts in accordance with IFRS. Accordingly, at the AGM, in accordance with provisions of Dutch law that are applicable to all Dutch companies, shareholders will be asked to adopt the Company’s Dutch statutory annual accounts prepared in accordance with IFRS for the year ended December 31, 2013 (the “2013 Accounts”).

Our 2013 net income in the amount of US$ 19,733,000, as shown in the 2013 Accounts, will be added to the Company’s retained earnings reserve. There will thus be no distribution payable to shareholders as a result of the adoption of the 2013 Accounts.

Please note that the Company’s financial statements filed with the United States Securities and Exchange Commission which are prepared in accordance with U.S. GAAP, may differ, potentially materially, from the accounting principles used in preparing the 2013 Accounts in accordance with IFRS that you are being asked to adopt at the AGM.

EXPLANATION OF ITEM 2 OF THE AGENDA FOR THE 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS (DISCHARGE OF MANAGING DIRECTOR)

During the year ended December 31, 2013, the Company had a two-tier corporate governance system, consisting of a Management Board charged with the day-to-day management of the Company, and a Supervisory Board charged with the supervision of the management of the Company.

Vivian Rinat served as the sole member of our Management Board during the year 2013.

At an extraordinary general meeting of shareholders held on July 9, 2014 (the “EGM”) shareholders adopted a resolution granting full and final discharge to Ms. Rinat for her management of the Company during her entire term as managing director of the Company.

Shareholders are now being requested to adopt a resolution granting further discharge to Ms. Rinat for her management of the Company during the year ended December 31, 2013, based on any disclosures made to shareholders generally (in publicly available information, in the 2013 Accounts or otherwise) only since the date of the EGM.

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This discharge is in accordance with the provisions of Dutch law, is without prejudice to the provisions of the laws of The Netherlands relating to bankruptcy and does not extend to matters not disclosed to all shareholders.

EXPLANATION OF ITEM 3 OF THE AGENDA FOR THE 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS (DISCHARGE OF SUPERVISORY BOARD)

At the EGM held on July 9, 2014, shareholders adopted a resolution granting full and final discharge to all present and former members of the Supervisory Board of the Company for their supervision of the management of the Company during the period from the date of incorporation of the Company (September 4, 2001) through the date of the EGM.

Shareholders are now being requested to adopt a resolution granting further discharge to the former members of the Supervisory Board for their supervision of the management of the Company during the year ended December 31, 2013, based on any disclosures made to shareholders generally (in publicly available information, in the 2013 Accounts or otherwise) only since the date of the EGM. Four of the current members of our Board of Directors (Ziv Aviram, Amnon Shashua, Eyal Desheh and Peter S. Neustadter) were also members of our Supervisory Board during the year 2013.

This discharge is in accordance with the provisions of Dutch law, is without prejudice to the provisions of the laws of The Netherlands relating to bankruptcy and does not extend to matters not disclosed to all shareholders.

EXPLANATION OF ITEM 4 OF THE AGENDA FOR THE 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS (AMENDMENT OF ARTICLES OF ASSOCIATION)

Summary of Proposed Amendment

Dutch law requires the general meeting of shareholders to approve all acquisitions by the Company of, and investments by the Company in, other companies that are structured as a purchase of shares, with a value exceeding one-third of the Company’s consolidated assets as shown in the Company’s most recently adopted Dutch statutory accounts. The Company’s Articles of Association currently provide that all such acquisitions of, and investments by the Company in, other companies must be approved by two-thirds of the votes cast in a shareholders meeting representing more than 50% of the Company’s issued and outstanding shares (a “Supermajority Vote”), regardless of the size of the acquisition or investment.

In order to allow our management the level of flexibility necessary to promote, develop and enhance our business through the acquisition of, or investment in, other companies, we are now proposing to amend our Articles of Association by reducing the Supermajority Vote requirement for approval of acquisitions by us of, and investments by us in, other companies, for a value less than 20% of our market capitalization as described below, so that such acquisitions and investments can be approved by a majority of the votes cast at the shareholders meeting. After amendment of the Articles of Association the Supermajority Vote requirement would continue to apply to acquisitions of, and investments in, other companies for a value equal to or exceeding 20% of our market capitalization as described below.

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The current Supermajority Vote requirement for approval of all acquisitions and investments by the Company, regardless of the size of the acquisition or investment, significantly limits the Company’s ability to pursue acquisition and investment opportunities. The Company believes that acquisitions or investments structured as a purchase of shares made by the Company with a value exceeding one-third of the Company’s consolidated assets, but lower than 20% of the Company’s market capitalization, should be subject to approval by a majority of the votes cast at the meeting held to approve the acquisition or investment, rather than being subject to approval by a Supermajority Vote.

On the other hand, the Company believes that acquisitions and investments for a price equal to 20% or more of the Company’s total market capitalization should continue to be subject to a Supermajority Vote, because of the likely significance of such acquisitions and investments to the Company and its shareholders. The Company has identified 20% as an appropriate threshold for a Supermajority Vote in part because under the Company’s obligations as a New York Stock Exchange (“NYSE”) listed company all acquisitions or other transactions involving the issuance of 20% or more of the Company’s ordinary shares would be subject to a shareholder vote.

Acquisitions structured as a purchase of assets will generally not be subject to shareholder approval under Dutch law.

Detailed Explanation of Amendment

After adoption of the 2013 Accounts, our general meeting of shareholders will be required to approve acquisitions by us of, or investments by us in, shares of other companies for consideration of more than US$ 53.8 million (i.e. one-third of the Company’s consolidated total assets as shown on the Company’s consolidated balance sheet included in the 2013 Accounts). This threshold amount is expected to increase after adoption of the Company’s Dutch statutory accounts for the year 2014, at the Company’s 2015 annual general meeting to be held no later than June 30, 2015. The threshold amount will continue to vary in future periods, based on the Company’s consolidated total assets as shown in the Company’s Dutch statutory accounts adopted by shareholders in future years.

Dutch law sets the minimum shareholder approval required for the acquisition by us of another company, or the making by us of an investment in another company, at only a majority of the votes cast at the shareholders meeting at which the acquisition or investment is submitted for approval to shareholders.

In order to provide greater flexibility to management in pursuing future acquisition opportunities, the Company is proposing to amend its Articles of Association to provide that acquisitions by it of other companies, and investments by it in other companies, can be approved by only a majority of the votes cast at a shareholders meeting, rather than by a Supermajority Vote, if the consideration being paid by the Company for the acquisition or investment is less than 20% of the Company’s total market capitalization at the time when the Company enters into a definitive agreement for the acquisition or investment, based on the average closing price of the Company’s shares during a period of up to 30 trading days (as determined by the Board of Directors) prior to the date of such definitive agreement. The Company’s total market capitalization was US$ 11,041,785,204 as of October 31, 2014, based on the closing price of the Company’s ordinary shares on the NYSE on that date.

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A draft of the deed of amendment to the Company’s Articles of Association implementing the proposed change to the Company’s Articles discussed above is annexed to this Shareholders Circular as Exhibit 1.

EXPLANATION OF ITEM 5 OF THE AGENDA FOR THE 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS (DISCUSSION OF DIVIDEND POLICY)

Under the Dutch Corporate Governance Code, we are required to provide shareholders with an opportunity at the Annual General Meeting to discuss our dividend policy and any major changes in that policy. Shareholders will not be entitled to adopt a binding resolution determining our future dividend policy.

We have never paid or declared any dividends on our ordinary shares. Moreover, even if future operations were to lead to significant levels of profits that would allow us to pay dividends, we currently intend to retain all available funds for reinvestment in our business. Any decision to declare and pay dividends in the future will be made at the discretion of our general meeting of shareholders, acting pursuant to a proposal by our Board of Directors, and will depend on, among other things, our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors and general meeting of shareholders may deem relevant.

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EXHIBIT 1

DRAFT AMENDMENT TO ARTICLES OF ASSOCIATION

Deed of amendment / Mobileye N.V.

NvS/IvB

Draft date – November 17, 2014

AMENDMENT TO THE ARTICLES OF ASSOCIATION

MOBILEYE N.V.

On this day, the ** day of ** two thousand fourteen, appeared before me, Nicole Corine van Smaalen, LL.M., civil law notary officiating at Amsterdam:

**, born in **, the Netherlands on the ** day of ** nineteen hundred **, for these purposes electing as her place of residence the office of the notary, J.J. Viottastraat 52, 1071 JT Amsterdam.

The appearing person declared as follows:

I.         PRESENT ARTICLES OF ASSOCIATION

The Articles of Association of Mobileye N.V., a limited liability company organized and existing under the laws of the Netherlands, having its corporate seat at Amsterdam, the Netherlands, with address Har Hotzvim, 13 Hartom Street, P.O. Box 45157, Jerusalem, 9777513 Israel, registered with the trade register under number 34158597 (the "Company"), have most recently been amended by the deed executed before a substitute of me, civil law notary, on the thirty-first day of July two thousand fourteen.

II.        RESOLUTION TO AMEND THE ARTICLES OF ASSOCIATION

At the Annual General Meeting of the shareholders of the Company held in Amsterdam on the twelfth day of December two thousand fourteen, it was decided, among other things, to amend the Articles of Association of the Company as set forth herein (the “Resolution”). The minutes of the meeting referred to above will be attached to this deed. At the above-mentioned meeting, the appearing person was given authority, among other things, to have drawn up, to sign and to have executed this deed of amendment.

III.       AMENDMENT OF THE ARTICLES OF ASSOCIATION

Pursuant to the Resolution, the appearing person subsequently declared that the Company's Articles of Association are amended as follows:

Article 20.2 is amended to read as follows:

“20.2	Without prejudice to the other provisions in these Articles of Association, the approval of the General Meeting shall be required for decisions by the Board of Directors leading to an important change in the Company’s or its business enterprise’s identity or character, including in any case:
a.	the transfer of the business of the Company or almost the entire business of the Company to a third party;
b.	the entering into or termination of any long-term co-operative arrangement between the Company or any subsidiary of the Company and another legal entity

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or company, or as a general partner in a limited or general partnership, if such cooperative arrangement or termination is of substantial significance for the Company;

c.	the disposal of a participation in the capital of a company with a value of at least one-third of the amount of the Company’s assets according to the Company’s consolidated balance sheet, forming part of the most recently adopted annual accounts of the Company; or
d.	the acquisition of a participation in the capital of a company with a value of at least one-third of the amount of the Company’s assets according to the Company’s consolidated balance sheet, forming part of the most recently adopted annual accounts of the Company.”

Article 34.3 is amended to read as follows:

“34.3	The General Meeting may only adopt the following resolutions upon a proposal by the Board of Directors:
a.	a resolution to amend the Articles of Association of the Company;
b.	a resolution to effect a legal merger (juridische fusie) or demerger (juridische splitsing);
c.	a resolution to liquidate or dissolve the Company;
d.	a resolution to take one of the actions referred to in Article 20.2.

Any resolution to take any of the actions described in paragraphs a. through c. above, or in Article 20.2.a. through c., can only be adopted by a majority of no less than two-thirds of the votes cast, which vote also represents more than one-half of the Company’s issued capital. In addition, any resolution to approve the acquisition of a participation in the capital of a company, as referred to in Article 20.2.d., must be adopted by a majority of not less than two-thirds of the votes cast, which vote also represents more than one-half of the Company’s issued capital, if the acquisition has a value of twenty percent (20%) or more of the Company’s Total Market Capitalization at the date of the entering into by the Company of the definitive agreement for such acquisition. As used herein the term “Total Market Capitalization” of the Company as of any date shall mean (i) the total number of the Company’s issued and outstanding ordinary shares as of such date multiplied by (ii) the Closing Price of an ordinary share of the Company as of such date. As used herein the term “Closing Price” of an ordinary share of the Company as of any date shall mean the average closing price of an ordinary share of the Company on the principal securities exchange or interdealer quotation system where the Company’s ordinary shares are then traded, during a period of up to thirty (30) trading days prior to such date, which period shall be determined by the Board of Directors.”

The appearing person is known to me, civil law notary.

WITNESSED THIS DEED, the original of which was drawn up and executed in Amsterdam on the date first written above.

Prior to the execution of this deed, I, civil law notary, informed the appearing person of the substance of the deed and gave her an explanation thereof, and furthermore pointed out the consequences which will result for the party from the contents of this deed.

Subsequently, the appearing person declared to have taken note of the contents of this deed after timely being given the opportunity thereto and waived a full reading of this deed.

Immediately after a limited reading, this deed was signed by the appearing person and me, civil law notary.

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☐ ■

MOBILEYE N.V.

Proxy For Annual General Meeting of Shareholders

(Must be presented at the meeting or received prior to 11:59 P.M.

United States Eastern Time on December 10, 2014)

The undersigned registered holder of ordinary shares, nominal value EUR 0.01 per share, of Mobileye N.V. (“Ordinary Shares”), hereby appoints each of Ziv Aviram, Amnon Shashua and Ofer Maharshak, and each of them acting singly, as proxies of the undersigned, each with full power of substitution, to attend and address the Annual General Meeting of Shareholders of Mobileye N.V. to be held in Amsterdam, The Netherlands on December 12, 2014 and, in general, to exercise all rights the undersigned could exercise in respect of such Ordinary Shares if personally present thereat in their discretion upon all matters which may properly come before such meeting and every adjournment thereof, and instructs such proxy to endeavour, in so far as practicable, to vote or cause to be voted on a poll (if a poll shall be taken) the Ordinary Shares of Mobileye N.V. registered in the name of the undersigned on the books of Mobileye N.V. with the Transfer Agent and Registrar of Mobileye N.V. as of the close of business (New York time) on November 14, 2014 at such meeting in respect of the resolutions specified on the reverse side hereof. This proxy is governed by Dutch law.

(Continued and to be signed on the reverse side.)

■	14475 ■

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MOBILEYE N.V.

December 12, 2014

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Shareholders Circular and proxy card

are available at http://www.mobileye.com/

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible

ê  Please detach along perforated line and mail in the envelope provided.  ê

■ 00033030300000000000 5	121214

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Please mark, sign and date your proxy card and return it in the postage-paid (when mailed in the United States) envelope we have provided or return it to Operations Center, American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, NY 11219-9821 in a separate envelope, postage prepaid. Proxy cards must be received by American Stock Transfer & Trust Company, by no later than 11:59 P.M. United States Eastern Time on December 10, 2014.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐
		FOR	AGAINST	ABSTAIN
1.	To adopt our Dutch statutory annual accounts for the year ended December 31, 2013;	☐	☐	☐

2.	To discharge (to the extent not previously granted) the sole member of our Management Board from liability in respect of the exercise of her duties during the year ended December 31, 2013;	☐	☐	☐

3.	To discharge (to the extent not previously granted) the former members of our Supervisory Board from liability in respect of the exercise of their duties during the year ended December 31, 2013; and	☐	☐	☐

4.	To amend the Articles of Association of the Company in accordance with the proposal of the Board of Directors.	☐	☐	☐

Please direct your proxy how he is to vote by placing an “x” in the appropriate box opposite the resolutions, which have all been proposed by the Company, specified herein. This proxy, when properly executed and timely received, will be voted in the manner directed herein. If no instructions are given on this Proxy Card, then the Ordinary Shares represented by this proxy card will be voted FOR Items 1-4.

The proxy card must be signed by the person in whose name the relevant Ordinary Shares are registered on the books of the Transfer Agent and Registrar. In the case of a corporation or partnership, the proxy card must be executed by a duly authorized officer or attorney. When shares are held jointly each holder should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Complete, Sign, Date and Promptly Return this Proxy Card To the Address Below Using the Enclosed Envelope.

Signature of Shareholder	Date:	Signature of Shareholder	Date:
■	Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.	■